UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc. 11690 NW 105 Street
Miami, Florida 33178

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Ryder System, Inc. 401(k) Savings Plan
Miami, Florida
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2015.
Miami, Florida
May 31, 2018

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2017	2016
Assets
Investments at fair value	$1,119,506,981	$913,216,338
Investments at contract value	130,490,820	139,178,701
Receivables:
Notes receivable from participants	35,009,755	34,279,895
Participant contributions	554,430	293,641
Employer contributions	20,406,612	20,645,075
Due from broker	50,057	6,387
Total receivables	56,020,854	55,224,998

Total assets	1,306,018,655	1,107,620,037

Liabilities
Due to broker	88,647	42,318
Other liabilities	75,419	24,952
Total liabilities	164,066	67,270

Net assets available for plan benefits	$1,305,854,589	$1,107,552,767

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2017	2016
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$188,086,240	$66,697,899
Dividends	19,508,191	13,095,250
Interest	2,133,564	2,171,966
Net investment income	209,727,995	81,965,115

Interest income on notes receivable from participants	1,157,738	1,117,645

Contributions:
Employer	31,702,195	31,233,005
Participants	49,633,457	47,548,814
Participant rollovers	5,221,496	5,870,621
Total contributions	86,557,148	84,652,440

Total additions	297,442,881	167,735,200

Deductions from net assets attributed to:
Benefits paid to plan participants	97,542,135	105,797,502
Administrative expenses	1,598,924	1,595,201
Total deductions	99,141,059	107,392,703

Net increase	198,301,822	60,342,497

Net assets available for plan benefits:
Beginning of year	1,107,552,767	1,047,210,270
End of year	$1,305,854,589	$1,107,552,767

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. (the “Company”) and its subsidiaries that have adopted the Plan are eligible to participate in the Plan beginning on the first day of the month following completion of a six month period of service. Prior to January 1, 2016, employees were eligible to participate immediately. However, the following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, b) the IRS limit of $18,000 for both 2017 and 2016, respectively, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $6,000 in addition to the IRS limit of $18,000 for both the year ended December 31, 2017 and 2016. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty- six investment options and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

For field hourly employees of RIL hired prior to January 1, 2016, the Company will make a basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. The acquired TLC employees who met the requirements and were deemed eligible to participate under TLC’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the Company matching contributions.

On January 1, 2016, the Plan was amended for new hires and re-hires. Effective January 1, 2016, matching contributions for new hires and re-hires, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay, subject to IRS limits upon meeting eligibility requirements. In no event will a new hire or re-hire be eligible to receive employer contributions.

Additionally, the amendment replaces the 30% matching contribution up to 5% of eligible pay for the employees acquired through Scully Distribution Services and employees hired into the company’s Dedicated Contract Carriage (“DCC”) on or after April 1, 2012.

Also on January 1, 2016, effective for plan years beginning with the 2016 plan year, the employer contribution for eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the plan year in an amount equal to 3% of the participant’s compensation for the plan year. For field hourly employees of RIL, the $400 company contribution will also be made annually, as soon as practicable, following the last day of the plan year. An employee must be employed by Ryder on December 31st of the plan year to be eligible to receive the plan year’s employer contribution. Contributions will be calculated for periods during which a person is eligible during the year.

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL non-salaried employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2017 and 2016, the Company did not make any discretionary matching contributions.

Contributions are subject to certain IRS limits.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2017 and 2016, employer contributions were reduced by $1,543,388 and $1,350,906, respectively, from forfeited nonvested accounts. At December 31, 2017 and 2016, forfeited nonvested accounts available to reduce future employer contributions totaled $10,226 and $5,545, respectively.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the prime rate as received from Reuters updated on the first business day of the quarter. The loan’s interest rate is fixed for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2017 and 2016, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 70 ½. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock is recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants is measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2017 and 2016.

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in net (depreciation) appreciation in value of investments.

Subsequent Events
The Plan evaluated subsequent events through May 31, 2018, the date the financial statements were available to be issued.

Effective June 1, 2018, the Plan was amended to offer a Roth deferral and rollover option to the participants.

Recently Adopted Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standadrds Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting, which will require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for benefits and the statement of changes in net assets available for benefits, respectively. In addition, a plan will have to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. Investments measured at fair value will have to be presented by general type of investment. The standard, which will be applied retrospectively, is effective for fiscal years beginning after December 15, 2018, with early adoption is permitted. We are currently evaluating the impact of the adoption of this standard on our statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.	Quoted prices for similar assets or liabilities in active markets

b.	Quoted prices for identical or similar assets or liabilities in inactive markets

c.	Inputs other than quoted prices that are observable for the asset or liability

d.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3:    Inputs that are unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2017 and 2016.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The investment objective of each portfolio is to achieve a high total return until its target retirement date. Thereafter, each portfolio's objective will be to seek high current income and, as a secondary objective, capital appreciation. There are no trading restrictions on these investments. The fund’s fair value is measured as the fair value of the ownership interest in the fund.

Short-term money market instruments: stated at NAV. The short-term money market instruments are invested in the Colchester Street Fund - Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	December 31,
	2017	2016
Investments in the fair value hierarchy: (a)
Mutual funds	$437,264,892	$371,084,691
Ryder System, Inc. common stock	92,331,376	89,277,157
	529,596,268	460,361,848

Investments measured at net asset value: (b)
Common collective trusts	585,851,691	450,642,235
Short-term money market instruments	4,059,022	2,212,255
	$1,119,506,981	$913,216,338
___________________________________________________

(a)	Mutual funds and Ryder System Inc. common stock have been classified within Level 1 of the fair value hierarchy.

(b)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Transfers between Levels
For years ended December 31, 2017 and 2016, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016, respectively. There are no participant redemption restrictions for these investments: the redemption notice period is applicable only to the Plan.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common collective trusts	$585,851,691	N/A	Daily	N/A
Short-term money market instruments	$4,059,022	N/A	Daily	N/A

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common collective trusts	$450,642,235	N/A	Daily	N/A
Short-term money market instruments	$2,212,255	N/A	Daily	N/A

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.	Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) there is a change in the qualification status of the Plan (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines (4) if the contract holder assigns its interest in the contract without permission (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed and (6) the contract holder engages in fraud or deceit related to the wrap contract.

5.	Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty- six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.	Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,096,963 and 1,199,317 shares at December 31, 2017 and 2016, respectively), and recorded dividend income ($2,067,002 and $2,121,359 in 2017 and 2016, respectively), net realized gains on sale ($4,830,295 and $1,639,908 in 2017 and 2016, respectively) and net unrealized appreciation (depreciation) in value of these securities ($6,403,754 and $20,421,195 in 2017 and 2016, respectively). Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $1,130,911 and $1,082,645 for the years ended December 31, 2017 and 2016, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.	Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account, and would become 100 percent vested in their employer contributions.

8.	Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated May 10, 2017 has been obtained from the Internal Revenue Service.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2017	2016
Net assets available for plan benefits per the financial statements	$1,305,854,589	$1,107,552,767
Adjustment for fair value of fully benefit-responsive investment contracts	(781,418)	119,558
Net assets available for plan benefits per the Form 5500	$1,305,073,171	$1,107,672,325

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2017	2016
Total additions per the financial statements	$297,442,881	$167,735,200
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(119,558)	(521,297)
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	(781,418)	119,558
Total income per the Form 5500	$296,541,905	$167,333,461

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	-	1.069%	**	$3,071,426
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	-	0.750%	**	987,596
	Total Short-Term Money Market Instruments				4,059,022

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	-	1.670%	**	717,865
	ABN AMRO BK	1/18/2019	2.100%	**	403,280
	AIG GLBL FND	7/2/2020	2.150%	**	334,531
	AT&T INC	6/30/2020	2.450%	**	152,833
	ABBVIE INC	5/14/2020	2.500%	**	111,698
	ALIMENTATION	12/13/2019	2.350%	**	380,353
	ALLYA	9/16/2019	1.390%	**	65,479
	AMERICAN ELECTR	11/13/2020	2.150%	**	168,684
	AMERICAN EXPRESS	9/14/2020	2.600%	**	283,562
	AMXCA	11/15/2022	1.770%	**	270,793
	AMXCA	5/15/2023	2.040%	**	222,128
	AMXCA	9/15/2022	1.930%	**	379,572
	AMERICAN HONDA	2/22/2019	1.700%	**	152,290
	AMERICAN HONDA	11/19/2018	1.500%	**	213,509
	AMERICAN HONDA FINANC	11/13/2019	2.000%	**	299,688
	AMERICAN INTL GRP	3/1/2021	3.300%	**	80,366
	ANHUESER-BUSCH IN	2/1/2019	1.900%	**	362,079
	ANHUESER-BUSCH	2/1/2021	2.650%	**	313,935
	ANTHEM INC	11/21/2020	2.500%	**	250,154
	AUS & NZ BKG	8/19/2020	2.125%	**	249,965
	BACCT	8/15/2022	1.950%	**	204,261
	BACCT	1/17/2023	1.840%	**	297,313
	BAT INTL FIN	6/15/2020	2.750%	**	422,541
	BB&T CORP	2/1/2021	2.150%	**	397,737
	BMW US CAP	4/6/2020	2.150%	**	476,755

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	BPCM	5/10/2019	2.237%	**	210,948
	BP CAPITAL MKT PLC	2/13/2020	2.315%	**	238,655
	BP CAPITAL MKTS	5/3/2019	1.676%	**	69,815
	BPCE SA	7/15/2019	2.500%	**	253,716
	BMWOT	11/25/2020	1.160%	**	193,536
	BMWLT	10/20/2020	2.070%	**	131,723
	BANK AMER FDG CRP	1/15/2019	2.600%	**	863,044
	BANK OF AMER	10/19/2020	2.625%	**	263,529
	BK MONTREAL QUE	12/12/2019	2.100%	**	429,233
	BERKSHIRE HATH	3/15/2019	1.700%	**	127,215
	CBOE HLDGS INC	6/28/2019	1.950%	**	240,487
	CAPITAL ONE FIN	5/12/2020	2.500%	**	250,522
	COMET	3/15/2023	2.080%	**	76,872
	COMET	8/16/2021	1.450%	**	99,728
	COMET	8/15/2023	2.050%	**	185,324
	COMET	4/15/2022	1.340%	**	366,458
	COMET	6/15/2022	1.330%	**	283,606
	COMET	1/17/2023	2.000%	**	273,549
	COMET	7/17/2023	1.990%	**	268,532
	CARMX	5/15/2020	1.630%	**	93,924
	CARMX	11/15/2019	1.380%	**	46,964
	CARMX	2/16/2021	1.520%	**	148,486
	CARMX	10/17/2022	2.150%	**	110,561
	CARMX	4/15/2022	1.970%	**	102,533
	CATERPILLAR FINL	1/10/2020	2.100%	**	193,507
	CHAIT	7/15/2020	1.620%	**	277,978
	CHAIT	6/15/2021	1.370%	**	357,756
	CHAIT	7/15/2021	1.270%	**	143,376
	CHEVRON PHIL	5/1/2018	1.700%	**	290,635
	CISCO SYSTEMS	6/15/2018	1.650%	**	289,964
	CISCO SYSTEMS INC	9/20/2019	1.400%	**	288,083
	CITIGROUP INC	2/18/2020	2.400%	**	625,371
	CITIGROUP	7/30/2018	2.150%	**	151,445
	CITIGROUP INC	12/7/2018	2.050%	**	140,044
	CITIGROUP INC	6/7/2019	2.050%	**	349,432
	CITIGROUP INC	4/25/2022	2.750%	**	205,593
	CCCIT	11/19/2021	1.750%	**	349,349
	CCCIT	1/19/2021	1.740%	**	347,971
	CCCIT	4/7/2022	1.920%	**	304,464
	CCCIT	8/8/2022	1.880%	**	259,507

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	CCCIT	9/20/2021	1.800%	**	268,821
	CITIGROUP INC	6/12/2020	2.100%	**	248,626
	CITIZENS BANK NA	12/3/2018	2.300%	**	250,617
	CITIZENS BANK NA	3/14/2019	2.500%	**	252,432
	CITIZENS BK MTN	10/30/2020	2.250%	**	273,467
	CITIZENS FINCL	7/28/2021	2.375%	**	25,919
	CONSOLIDATED EDISON	3/15/2020	2.000%	**	72,027
	DAIMLER FIN	3/2/2020	2.250%	**	240,853
	DAIMLER FIN	7/5/2019	1.500%	**	199,108
	DAIMLER FIN N	5/5/2020	2.200%	**	199,537
	DAIMLER FIN	2/12/2021	2.300%	**	397,773
	DIGITAL REALTY	10/1/2020	3.400%	**	201,523
	DCENT	1/18/2022	1.670%	**	873,683
	DCENT	10/17/2022	1.900%	**	99,493
	DCENT	7/15/2021	1.640%	**	279,318
	DCENT	10/16/2023	1.850%	**	187,450
	DCENT	2/15/2023	1.880%	**	195,440
	EXPRESS SCRIPTS HLD	11/30/2020	2.600%	**	164,203
	EXXON MOBIL CORP	3/1/2019	1.708%	**	441,444
	FHLG #E98688	8/1/2018	4.500%	**	4,090
	FHLG #E99205	9/1/2018	4.500%	**	1,861
	FHLG #E99833	10/1/2018	4.500%	**	2,303
	FHLG #G13598	4/1/2020	5.000%	**	9,703
	FHLG #G15273	8/1/2026	3.500%	**	217,184
	FHLG #G05815	7/1/2035	5.500%	**	20,178
	FHLM ARM #1J1228	11/1/2035	3.380%	**	10,545
	FHLM ARM #1B8124	5/1/2041	3.579%	**	10,413
	FHLM ARM #1B8179	4/1/2041	3.213%	**	7,909
	FHLM ARM #1B8304	5/1/2041	3.417%	**	8,268
	FHLM ARM #1B8372	6/1/2041	3.677%	**	9,411
	FHLM ARM	6/1/2041	3.278%	**	7,695
	FHLM ARM #1B8533	8/1/2041	3.630%	**	20,772
	FHLM ARM #1B8608	9/1/2041	3.630%	**	13,190
	FHLM ARM #1B8659	9/1/2041	3.206%	**	5,244
	FHLG #G01665	3/1/2034	5.500%	**	29,299
	FHLG #E02787	9/1/2025	4.000%	**	55,487
	FHLG #E02867	4/1/2026	4.000%	**	30,166
	FHLG #B10931	11/1/2018	4.500%	**	1,660
	FHLM ARM #848185	8/1/2036	3.574%	**	9,571
	FHLM AR #849255	10/1/2042	3.634%	**	37,450
	FNMA	2/26/2019	1.000%	**	2,007,436

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	FNMA	8/2/2019	0.875%	**	804,806
	FNMA	10/24/2019	1.000%	**	1,383,557
	FNR	11/25/2045	3.500%	**	442,128
	FHLMC	7/19/2019	0.875%	**	2,885,551
	FNMA #310105	11/1/2034	5.500%	**	162,801
	FNMA ARM #AI3469	7/1/2041	3.266%	**	10,464
	FNMA ARM #AI4358	8/1/2041	3.550%	**	4,155
	FNMA ARM #AI6050	7/1/2041	3.573%	**	10,505
	FNMA ARM #AI6819	10/1/2041	3.337%	**	4,444
	FNMA ARM #AI9813	9/1/2041	3.016%	**	5,503
	FNMA ARM #AJ3399	10/1/2041	2.971%	**	6,498
	FNMA ARM #AH5259	8/1/2041	3.550%	**	20,619
	FNMA #AL8242	11/1/2025	4.500%	**	113,839
	FNMA ARM #AO2244	6/1/2042	2.592%	**	15,347
	FNMA ARM #735011	11/1/2034	3.354%	**	14,970
	FNMA ARM #802852	12/1/2034	3.553%	**	13,365
	FNMA ARM #889946	5/1/2035	3.239%	**	21,519
	FNMA ARM #995017	2/1/2035	3.410%	**	181,100
	FNMA ARM #995414	7/1/2035	3.298%	**	23,325
	FNMA ARM #995415	10/1/2035	3.369%	**	65,133
	FNMA ARM #995606	11/1/2036	3.445%	**	19,850
	FNMA ARM #995609	4/1/2035	3.574%	**	8,887
	FNMA #MA1535	8/1/2023	2.000%	**	173,821
	FNMA ARM #AD0066	12/1/2033	3.159%	**	34,116
	FNMA ARM #AD0820	3/1/2040	3.477%	**	16,318
	FNMA ARM #AD1555	3/1/2040	3.579%	**	18,858
	FNMA ARM #AE6806	11/1/2040	3.565%	**	2,370
	FIFTH THIRD BNK	9/27/2019	1.625%	**	287,851
	FIFTH THIRD BAN	7/27/2020	2.875%	**	155,466
	FITAT	2/15/2022	2.030%	**	163,955
	FORDO	2/15/2020	1.410%	**	114,940
	FORDO	3/15/2021	1.220%	**	142,470
	FORDO	6/15/2021	1.670%	**	242,643
	FORDO	7/15/2020	1.390%	**	249,444
	FORDO	10/15/2020	1.330%	**	209,139
	FORD MTR CR CO	1/9/2020	2.681%	**	224,352
	FORD MTR CR	3/28/2019	2.262%	**	200,853
	GE CAP INTL	11/15/2020	2.342%	**	349,408
	GMALT	12/20/2018	1.680%	**	40,683
	GOLDMAN SACHS GRP	9/15/2020	2.750%	**	324,168
	GOLDMAN SACHS GRP	1/31/2019	2.625%	**	649,768

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	HSBC USA INC	1/16/2018	1.625%	**	155,136
	HSBC USA INC	9/24/2018	2.625%	**	303,398
	HSBC USA INC	6/23/2019	2.250%	**	160,056
	HEWLETT PACKAR STEP	10/5/2018	2.850%	**	354,068
	HAROT	4/15/2020	1.390%	**	117,625
	HAROT	12/18/2020	1.210%	**	142,615
	HAROT	7/21/2021	1.720%	**	137,171
	HSBC	5/15/2018	1.500%	**	200,093
	HUNT AUTO	11/16/2020	1.590%	**	139,524
	HYUNDAI CAP AM	3/19/2020	2.600%	**	149,874
	HART	4/15/2021	1.290%	**	142,553
	HYUNDAI CAP AME	2/6/2019	2.550%	**	221,858
	HART	9/15/2020	1.560%	**	99,778
	INTERCONT EXCH	12/1/2020	2.750%	**	50,707
	JPMC CO	1/28/2019	2.350%	**	809,509
	JPMORGAN CHASE & CO	6/23/2020	2.750%	**	291,682
	JPMC CO	10/29/2020	2.550%	**	211,525
	JPMORGAN CHASE	3/22/2019	1.850%	**	150,159
	KEYBANK NATL	2/1/2018	1.650%	**	251,654
	KEY BANK NA	3/8/2019	2.350%	**	252,284
	MANITOBA PROV	5/30/2019	1.750%	**	1,195,868
	MARSH & MCLENNAN	1/30/2022	2.750%	**	122,626
	MASSMUTUAL	10/11/2019	1.550%	**	693,963
	MEDTRONIC INC	3/15/2020	2.500%	**	156,036
	MEDTRONIC INC	3/15/2018	1.500%	**	253,935
	MBART	2/16/2021	1.260%	**	143,088
	MET LIFE GLBL	1/10/2018	1.500%	**	604,210
	MET LFE GLB	9/13/2019	1.550%	**	208,565
	MET LIFE GLOB	4/8/2022	2.650%	**	412,383
	MET LFE GLB	6/12/2020	2.050%	**	268,315
	MET LIFE GLB	9/19/2019	1.750%	**	249,415
	MITSUBISHI	10/16/2019	2.450%	**	201,315
	MITSUBISHI UFJ FI	3/1/2021	2.950%	**	295,471
	MIZUHO CORP	3/21/2018	1.850%	**	251,291
	MIZUHO BANK	3/26/2018	1.800%	**	251,186
	MORGAN STANLEY	4/21/2021	2.500%	**	213,658
	MORGAN STANLEY	11/17/2021	2.625%	**	349,489
	MORGAN STANLEY	1/27/2020	2.650%	**	227,539
	NEW YORK LIFE G	11/2/2018	1.550%	**	279,737
	NYS UDC	3/15/2022	2.550%	**	353,977
	NAROT	8/16/2021	1.740%	**	137,267

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	NAROT	1/15/2021	1.320%	**	166,937
	NORDEA BK AB	4/4/2019	2.375%	**	201,599
	NEF	10/30/2045	2.128%	**	42,525
	ONTARIO PROVINCE	6/17/2019	1.250%	**	197,623
	ONTARIO PROVINCE	4/14/2020	4.400%	**	1,268,461
	PNC BK PITT MTN	11/5/2018	1.800%	**	360,688
	PNC BK PITT MTN	11/5/2020	2.450%	**	251,309
	PNC BNK PITTSBURGH	7/29/2019	1.450%	**	248,366
	PNC BANK NA	12/9/2021	2.550%	**	250,235
	PHILIP MORS INT	1/15/2019	1.875%	**	211,410
	PHILIP MORRIS	2/25/2019	1.375%	**	289,115
	PHILIP MORR	11/1/2019	1.875%	**	249,211
	PRICOA GLOBAL	9/21/2018	1.900%	**	281,256
	PRICOA GBL	9/13/2019	1.450%	**	296,624
	PRICOA GLBL	9/21/2022	2.450%	**	149,654
	PROTECTIVE LF	9/25/2020	2.161%	**	336,231
	PUBLIC SERVICE ELE	11/15/2022	2.650%	**	139,316
	QUEBEC PROVINCE	7/29/2020	3.500%	**	1,255,125
	REGIONS FINL CORP	8/14/2022	2.750%	**	203,452
	ROYAL BANK CANADA	12/10/2018	2.000%	**	500,045
	ROYAL BANK CANADA	7/29/2019	1.500%	**	218,857
	ROYAL BANK OF CANA	10/26/2020	2.150%	**	398,941
	S&P GLOBAL INC	8/15/2018	2.500%	**	89,085
	SCHLUMBERG	12/21/2018	2.350%	**	527,521
	SOUTHERN CA GAS	6/15/2018	1.550%	**	499,154
	SOUTHERN COMPANY	7/1/2019	1.850%	**	290,901
	SOUTHERN PWR CO	6/1/2018	1.500%	**	218,925
	SUMITOMO BKG	1/10/2019	2.450%	**	253,455
	SUMITOMO BKG	7/11/2019	2.250%	**	252,544
	SUMITOMO MITSUI	1/18/2019	2.050%	**	251,928
	SUNTRUST BANKS INC	3/3/2021	2.900%	**	142,885
	SYNCT	9/15/2021	1.740%	**	99,954
	TORONTO DOMINION	11/5/2019	2.250%	**	301,197
	TORONTO DOMINIO	3/13/2018	1.625%	**	371,708
	TORONTO DOM BANK	4/7/2021	2.125%	**	159,254
	TOYOTA MOTOR CR	10/18/2019	1.550%	**	123,275
	TOYOTA MOTR CRED	4/17/2020	1.950%	**	249,980
	TRANSCANADA PIP	1/12/2018	1.875%	**	302,635
	TRANSCANADA PIP	1/15/2019	3.125%	**	138,171
	TRANSCANADA	11/15/2019	2.125%	**	404,613
	UBS AG STAM	8/14/2019	2.375%	**	555,368

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	UBS AG LON	6/8/2020	2.200%	**	248,747
	UBS AG LON	12/1/2020	2.450%	**	199,819
	USAOT	5/17/2021	1.790%	**	90,539
	USAOT	6/17/2019	1.200%	**	13,708
	USAOT	6/15/2020	1.200%	**	118,607
	USTN	4/30/2019	1.625%	**	1,274,538
	USTN	3/31/2020	1.375%	**	31,277,959
	USTN	4/30/2020	1.375%	**	2,525,116
	USTN	12/31/2020	1.750%	**	3,949,437
	USTN	1/15/2019	1.125%	**	2,799,088
	USTN	7/15/2019	0.750%	**	11,318,696
	USTN	5/15/2020	1.500%	**	14,817,420
	VENTAS RLTY LP/CAP	4/30/2019	4.000%	**	143,486
	VOLKSWAGEN	5/22/2018	1.650%	**	290,228
	WELLS FARGO & CO MTN	7/22/2020	2.600%	**	681,775
	WELLS FARGO BK	12/6/2019	2.150%	**	359,939
	WESTERN UN CO	8/22/2018	3.650%	**	204,411
	WESTPAC BANKING	11/19/2019	4.875%	**	453,167
	WESTPAC BANKING	8/19/2019	1.600%	**	288,659
	WOLS	10/15/2018	1.540%	**	71,767
	WOART	2/15/2022	1.300%	**	142,677
	WOART	9/15/2021	1.770%	**	146,655
	Total Fixed Income Securities				129,701,938

	WRAPPER CONTRACTS:
*	Transamerica Premier Life	evergreen	1.516% contract	**	7,465
	Total Wrapper Contracts				7,465

	Total Synthetic Guaranteed Investment Contracts				129,709,403

	MUTUAL FUNDS:
*	Fidelity Ext Mkt Index		472,404 shares	**	29,312,665
*	Fidelity Contrafund - Class K		1,035,807 shares	**	126,772,373
*	Fidelity US Bond Idx Is		3,507,084 shares	**	40,647,105
*	Fidelity 500 Index Inst.		656,777 shares	**	61,375,824
*	Fidelity Int'l Index Ins		149,983 shares	**	6,476,249
	MFS Institutional International Equity Fund		2,064,000 shares	**	52,549,447
	JP Morgan Equity Income Select Fund		4,484,670 shares	**	78,033,254
	DFA Emerging Markets Core Equity Fund		140,448 shares	**	3,261,201
	BlackRock Total Return Fund Class K		659,018 shares	**	7,710,514
	VOYA Small Cap Opps		487,872 shares	**	31,126,260
	Total Mutual Funds				437,264,892

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle Inc V		367,281 units	**	5,006,044
*	Pyramis Index Lifecycle 2005 Commingled Pool		198,909 units	**	2,912,034
*	Pyramis Index Lifecycle 2010 Commingled Pool		213,111 units	**	3,367,147
*	Pyramis Index Lifecycle 2015 Commingled Pool		1,041,049 units	**	16,750,472
*	Pyramis Index Lifecycle 2020 Commingled Pool		3,385,191 units	**	54,129,202
*	Pyramis Index Lifecycle 2025 Commingled Pool		4,033,355 units	**	68,083,039
*	Pyramis Index Lifecycle 2030 Commingled Pool		3,640,252 units	**	61,083,422
*	Pyramis Index Lifecycle 2035 Commingled Pool		2,850,548 units	**	50,255,166
*	Pyramis Index Lifecycle 2040 Commingled Pool		2,033,766 units	**	35,611,242
*	Pyramis Index Lifecycle 2045 Commingled Pool		1,714,691 units	**	30,212,858
*	Pyramis Index Lifecycle 2050 Commingled Pool		1,350,325 units	**	23,617,178
*	Pyramis Index Lifecycle 2055 Commingled Pool		764,996 units	**	13,731,671
*	Pyramis Index Lifecycle 2060 Commingled Pool		78,250 units	**	998,475
*	Fidelity Growth Co Pool		11,565,620 units		220,093,741
	Total Common Collective Trusts				585,851,691

*	Ryder System, Inc. common stock		1,096,963	**	92,331,376
	Total investments per net assets available for plan benefits				1,249,216,384

*	Notes receivable from participants	maturing thru 2033	3.25% - 9.5%		35,009,755
	Investments at Fair Value				$1,284,226,139

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: May 31, 2018	By: /s/ Nicole Turner
Nicole Turner
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1 Consent of Independent Registered Certified Public Accounting Firm - BDO USA, LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-134113 and No. 333-177285) of Ryder System, Inc. of our report dated May 31, 2018, relating to the financial statements and supplemental schedule of Ryder System, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2017.

/s/ BDO USA, LLP
Miami, Florida
May 31, 2018